UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Life insurance joint venture 25 June 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: June 25, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: June 25, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

25 June 2009

BARCLAYS PLC

Barclays and CNP agree life insurance joint venture in Spain, Portugal and Italy

Barclays Bank PLC ('Barclays') and CNP Assurances SA ('CNP') have agreed to establish a long-term life insurance joint venture in
Spain
,
Portugal
 and
Italy
. As part of this transaction, Barclays will sell a 50 per cent stake in
Barclays Vida y Pensiones Compañía de Seguros ('BVP'),
Barclays Iberian life insurance and pensions subsidiary, to CNP.

Barclays will also
 enter into a 25-year agreement with CNP for the marketing and distribution of life insurance and pension products through Barclays retail network in
Spain
,
Portugal
 and
Italy
.

The transaction is conditional on, amongst other things, receipt of the necessary regulatory approvals and is expected to be completed this year.

CNP will pay Barclays an initial upfront consideration of
€140 million in cash on completion. This is subject to a post-completion adjustment by reference to BVP's net assets as at closing. An additional consideration of up to a maximum of €450 million will be payable to Barclays in cash over a period of 12 years, dependent upon the achievement of
 certain volume and margin thresholds and Barclays branch openings, to maintain a balanced sharing of the value created through the joint venture between the two shareholders.

Barclays intends to invest the proceeds from the sale in developing its businesses in
Spain
,
Portugal
 and
Italy
. This joint venture will support Barclays growth in these countries, where the number of distribution points has already increased from approximately 600 in January 2007 to over 1,000 currently.

The strategic partnership with CNP will significantly enhance Barclays insurance offering to its retail customers in
Spain
,
Portugal
 and
Italy
. CNP, one of the leading players in the European life insurance market, will have access to Barclays customers through its extensive distribution network in
Spain
,
Portugal
 and
Italy
.

Leo Salom, Chief Executive of Barclays Global Retail and Commercial Banking -
Western Europe
, said: "Barclays joint venture with CNP presents an exciting opportunity for both businesses. Barclays is an ambitious player in the Spanish, Portuguese and Italian markets, and we are confident that CNP's expertise in insurance product design and manufacture, coupled with the strength of Barclays brand and distribution network, will be a winning combination for our customers and shareholders."

Gilles Benoist, Chief Executive Officer of CNP Assurances, said: "We are delighted to launch this partnership with such a highly-regarded bank as Barclays. CNP's long-standing experience and expertise in life insurance, particularly in
Southern Europe
, combined with the growth capacity of Barclays in this region, will create long-term value for all parties. Moreover, this partnership refocuses and strengthens
 CNP's footprint in the region, and will be a source of positive synergies."

- ENDS -

For further information please contact:

Barclays
Investor Relations

Media Relations

Stephen Jones

                Phillippa-Jane Vermoter
+44 (0) 20 7116 5752

+44 (0) 20 7116 7226

CNP
Investor Relations

Media Relations

Jim Root

                        Sophie Messager
Phone: +33 (0) 1 42 18 71 89

   Phone: +33 (0) 1 42 18 86 51

About Barclays
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the
USA
, Africa and
Asia
. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 156,000 people. Barclays moves, lends, invests and protects money for 49 million customers and clients worldwide. For further information about Barclays, please visit our website
www.barclays.com
.

About
CNP
CNP Assurances,
France
's leading personal insurer and among the top 5 European life insurers, reported 2008 premium income of €28.3 billion and EBIT of more than €2.3 billion. The Group's international operations represented premium income of €3.2 billion, or 11% of total premiums, and accounted for 22% of total EBIT. Its main host countries outside
France
 are
Italy
,
Brazil
,
Portugal
 and
Spain
. The group is committed to expanding its international footprint as evidence by Marfin Popular Bank deal in
Cyprus
 and
Greece
 in July 2008. For further information about CNP Assurances, please visit our website
www.cnp.fr
.

Additional information about Barclays Vida y Pensiones ('BVP')
and Italian Insurance business

As at 31/12/2008 (€m)	BVP*	o/w Spain*	o/w Portugal*	Italy **
Gross Written Premiums	251	196	55	38
Technical Provisions	1,338
Net Income	28
Branches ***	794	588	206	115

* Local GAAP
 ** Third-party products
 *** Barclays
branches
 through which BVP's products are currently distributed

Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition
 -
 a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.